Exhibit 99.1

News

FOR IMMEDIATE RELEASE
Bank of Montreal Announces Preferred Share Issue
TORONTO, March 25, 2008 — Bank of Montreal (TSX, NYSE: BMO) today announced a domestic public offering of $200 million of Non-Cumulative Perpetual Class B Preferred Shares Series 15 (the “Preferred Shares”). The offering will be underwritten on a bought deal basis by a syndicate led by BMO Capital Markets. The Bank has granted to the underwriters an option to purchase up to an additional $50 million of the Preferred Shares exercisable at any time up to two days before closing.
The Preferred Shares will be issued to the public at a price of $25.00 per Preferred Share and holders will be entitled to receive non-cumulative preferential quarterly dividends as and when declared by the board of directors of the Bank, payable in the amount of $0.3625 per Preferred Share, to yield 5.80 per cent annually.
Subject to regulatory approval, on or after May 25, 2013, the Bank may redeem the Preferred Shares in whole or in part at a declining premium.
The anticipated closing date is April 2, 2008. The net proceeds from the offering will be used by the Bank for general corporate purposes.
The securities offered have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell in the United States.
For News Media Enquiries:
Ralph Marranca, Toronto, ralph.marranca@bmo.com (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com (514) 877-1873
For Investor Relations Enquiries:
Steven Bonin, Toronto, steven.bonin@bmo.com (416) 867-5452
Krista White, Toronto, krista.white@bmo.com (416) 867-7019
Internet: www.bmo.com